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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1

                               (AMENDMENT NO. 6)

           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                               SAFETY-KLEEN CORP.
                           (Name of Subject Company)

                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
                             LES ACQUISITION, INC.
                                   (Bidders)

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                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   50730L105
                     (CUSIP Number of Class of Securities)

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                                 KENNETH WINGER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
                         1301 GERVAIS STREET, SUITE 300
                 COLUMBIA, SOUTH CAROLINA 29201, (803) 933-4200
          (Name, Address and Telephone Numbers of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

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                WITH A COPY TO:                                        WITH A COPY TO:
               HERBERT S. WANDER                                        ALAN H. PALEY
             KATTEN MUCHIN & ZAVIS                                       PAUL S. BIRD
       525 WEST MONROE STREET, SUITE 1600                            DEBEVOISE & PLIMPTON
          CHICAGO, ILLINOIS 60661-3693                                 875 THIRD AVENUE
                 (312) 902-5200                                    NEW YORK, NEW YORK 10022
                                                                        (212) 909-6000

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     This Statement amends and supplements the Tender Offer Statement on
Schedule 14D-1, originally filed with the Securities and Exchange Commission on January 16, 1998 as previously amended (the "Schedule 14D-1"), relating to the offer by Laidlaw Environmental Services, Inc., a Delaware corporation ("Laidlaw Environmental") and LES Acquisition Inc., a Delaware Corporation and indirect wholly owned subsidiary of Laidlaw Environmental ("LES Acquisition" and together with Laidlaw Environmental, the "Bidders") to exchange all of the outstanding common shares, par value $0.10 per share (collectively, the "Shares"), of Safety-Kleen Corp., a Wisconsin corporation ("Safety-Kleen"), for shares of common stock, par value $1.00 per share, of Laidlaw Environmental ("Laidlaw Environmental Common Stock") and cash, upon the terms and subject to the conditions set forth in the Prospectus, dated January 15, 1998, relating to Laidlaw Environmental's Offer To Exchange Each Outstanding Common Share (including the Associated Share Purchase Rights) of Safety-Kleen Corp. (the "Prospectus") as amended by the Amended Prospectus dated January 27, 1998 (the "Amendment"), and in the related Letter of Transmittal which, together with any amendments or supplements thereto, constitutes the "Laidlaw Environmental Offer." Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Laidlaw Environmental Offer.

ITEM 10.  ADDITIONAL INFORMATION.


     Laidlaw Environmental announced that the Laidlaw Environmental Offer is set to expire February 13, 1998 at 12:00 Midnight, New York City time. Under the offer, each shareholder of Safety-Kleen would receive $18.00 in cash and 2.8 LLE common shares for each SK common share. The full text of the press release, dated February 13 and issued by Laidlaw Environmental is filed herewith as exhibit (a)(23) and is incorporated herein by reference.



     Laidlaw Environmental announced that 54.2% of the outstanding shares of Safety-Kleen had been tendered under the Laidlaw Environmental Offer. The Company also announced that due to the significant response, the offer has been extended until 5:00 p.m. New York City time on February 19, 1998. The full text of the press release, dated February 16 and issued by Laidlaw Environmental is filed herewith as exhibit (a)(24) and is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


     (a)(23) Text of press release, dated February 13, 1998, issued by Laidlaw Environmental.



     (a)(24) Text of press release, dated February 16, 1998, issued by Laidlaw Environmental.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 17, 1998


                                      LAIDLAW ENVIRONMENTAL SERVICES, INC.

                                      By:       /s/ KENNETH W. WINGER
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                                         Name: Kenneth W. Winger
                                         Title: President and Chief Executive
                                          Officer

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                DESCRIPTION
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(a)(23)  --   Text of press release, dated February 13, 1998, issued by
              Laidlaw Environmental.
(a)(24)  --   Text of press release, dated February 16, 1998, issued by
              Laidlaw Environmental.